United States securities and exchange commission logo





                           July 2, 2021

       Patrick Ryan
       Chief Executive Officer
       Ryan Specialty Group Holdings, Inc.
       Two Prudential Plaza
       180 N. Stetson Avenue
       Suite 4600
       Chicago, IL 60601

                                                        Re: Ryan Specialty
Group Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 29, 2021
                                                            File No. 333-257233

       Dear Mr. Ryan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Ownership and Organizational Structure, page 15

   1. We may have additional comments on your accounting for the organizational transactions, as discussed on pages
15 - 21. Once you have an estimated offering price, please provide us an analysis
explaining whether any compensatory related expense will be recorded as a result of the
organizational transactions disclosed and address how the expense amounts, if any, will be
determined.
 Patrick Ryan
Ryan Specialty Group Holdings, Inc.
July 2, 2021
Page 2
Risk Factors
Risks Related to Our Intellectual Property and Cybersecurity
We rely on the efficient, uninterrupted, and secure operation of complex information technology systems...., page 60

2. Please revise to describe to the extent practicable the cost and impact of the disclosed cyber-phishing event in mid-April 2021 and to discuss the adequacy of preventative actions taken to reduce cybersecurity risks and the associated costs. See Item 105 of
         Regulation S-K and the Commission Statement and Guidance on Public Company
         Cybersecurity Disclosures dated February 26, 2018.
Notes to the Consolidated Financial Statements
Nature of Operations and Basis of Presentation
Basis of Presentation, page F-11

3. Please revise to provide us with your analysis addressing the conclusions reached, in regard to the fact that the classification error, which resulted in an increase of $102,262 in
         Class A common units and an offsetting increase of $102,262 in Accumulated deficit for all periods presented, was not material.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Henderson at (202) 551-3364 or Marc Thomas at
(202) 551-
3452 if you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Livingston at (202) 551-3448 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNamePatrick Ryan                                  Sincerely,
Comapany NameRyan Specialty Group Holdings, Inc.
                                                                Division of
Corporation Finance
July 2, 2021 Page 2                                             Office of
Finance
FirstName LastName